Exhibit 99.1

PRESS RELEASE

Monday, December 11, 2006

Inter-Citic Receives Results From 10 New Drill Holes At Dachang Gold Project.

Multiple zones of gold mineralization discovered in 9 out of 10 holes reported. Results include Drill Hole CJV-113 with 13 metres of 4.66 gpt Au and 10 metres of 2.53 gpt Au, and Drill Hole CJV-110 with 12 metres of 4.42 gpt Au and 9 metres of 2.34 gpt Au.

December 11, 2006, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the sixth set of drill holes from its 2006 diamond drill program at its Dachang Gold Project in China.

This news release provides results from 10 drill holes, all of which were drilled in the Dachang East area of the Company’s Dachang gold project. Maps of the Dachang East area are available on the Company’s web-site: www.inter-citic.com.

Highlights:

•	All ten drill holes reported in this release contain gold mineralization.

•	With this release, 76 of the drill holes on Dachang Main Zone from 2006 are now reported, of which 72 have reported gold mineralization.

•	Approximately 25 more drill holes have been completed and have been submitted for assay. Results will continue to be reported as they are received.

•	Inter-Citic is targeting a resource update on or before February 28, 2007 based on the complete 2006 drilling results.

•

The Company is also awaiting trench assay results from three new areas of surface mineralization detected during the 2006 trenching program. These three new areas are located in the immediate area of Dachang East Main Zone, but appear to be separate areas of mineralization. These newly-trenched gossans have widths of between 5 to 25 metres. Details and assay results will be reported as received.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole (DDH) Number	Grid Section	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-107*	9300	-45 / 020	69.00	72.00	3.00	2.67
				(* Note: CJV-107 stopped short of zone in fault)

CJV-108	11700	-45 / 020	14.00	16.00	2.00	10.05
			20.00	22.00	2.00	2.06
			36.00	40.00	4.00	1.93

CJV-109	11107	-45 / 020	36.00	41.00	5.00	3.27
			44.00	45.00	1.00	1.11
			53.00	58.00	5.00	2.72
			61.00	64.00	3.00	2.30

CJV-110	12100	-45 / 020	11.00	13.00	2.00	3.34
			16.00	28.00	12.00	4.42
			31.00	37.00	6.00	1.58
			43.00	47.00	4.00	0.60
			51.00	60.00	9.00	2.34

CJV-111	12100	-45 / 020	31.00	43.00	12.00	2.14
			51.00	52.00	1.00	0.98
			56.00	59.00	3.00	2.63
			66.00	76.00	10.00	1.66
			81.00	85.00	4.00	2.81

CJV-112	12100	-45 / 020	41.70	42.70	1.00	1.11
			59.00	61.00	2.00	0.80
			81.00	97.00	16.00	1.52
			103.00	104.00	1.00	0.82

CJV-113	11700	-45 / 020	53.00	66.00	13.00	4.66
			72.00	82.00	10.00	2.53

CJV-114	13200	-45 / 020	25.00	26.00	1.00	3.38
			31.00	35.00	4.00	4.40
			40.00	41.00	1.00	0.63
			46.00	47.00	1.00	0.51
			52.00	71.00	19.00	1.99

CJV-115	12100	-45 / 020	61.00	62.00	1.00	1.29
			68.00	69.00	1.00	2.03
			110.00	116.00	6.00	1.93
			124.00	126.00	2.00	1.51

CJV-116	12400	-57 / 020	147.00	156.00	9.00	4.57
			201.00	203.00	2.00	1.02
			209.00	210.00	1.00	0.60

Note: Assay cut-off for the above table was at 0.5 gpt Au. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

As noted in the chart above, hole CJV-107 stopped short of the fault zone.

Additional Information:

•

Mineralization in the Dachang Main Zone has now been mapped by detailed trenching (40 metre intervals) for a two and a half kilometre strike length, showing sulphide mineralization across widths of 7 to 23 metres, and remains open along strike.

•	The majority of holes drilled on the Dachang Main Zone have been relatively shallow (typically less than 150m in vertical depth), and are showing continuity of width; and,

•

Drill core recovery has averaged in excess of 90%, with relatively poorer core recovery in steeply angled holes. The Company began using HQ drill core in the latter part of 2006 and is pleased with the improved core recovery from the fault zone.

Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of certified reference standards, blanks and duplicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. All the laboratories used by Inter-Citic are ISO approved and subject to the security protocols of that designation. Exploration at Dachang was conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2005 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.